Exhibit (b)(1)

Execution Version

KENNEDY LEWIS INVESTMENT
MANAGEMENT
CONFIDENTIAL
May 12, 2025

The New Home Company Inc.
18300 Von Karman Ave
Suite 1000
Irvine, CA 92612
Attn: Matt Zaist
Project Lakeland
$700 million Land Bank Facility
Commitment Letter

Ladies and Gentlemen:

You have advised Kennedy Lewis Investment Management, LLC and/or its affiliates (together, “KLIM”), that (i) Lido Holdco, Inc., a Delaware corporation (“Holdings”) and Lido Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Holdings (“Merger Sub” and, together with Holdings, “you”), intend to enter into an agreement and plan of merger (including all exhibits and schedules thereto, the “Merger Agreement”) with Landsea Homes Corporation, a Delaware corporation (the “Target”), pursuant to which Merger Sub will merge with and into the Target, with the Target surviving as a direct or indirect wholly-owned subsidiary of Holdings, and (ii) you intend to consummate the other transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”).

You have further advised us that, in connection therewith, one or more Builder Parties (as defined in the Term Sheet) will acquire the Target using proceeds obtained by land banking Properties (as defined in the Term Sheet) owned by Target Parties (as defined in the Term Sheet) (the “Facility”), subject solely to the conditions set forth in Section 3 of this Commitment Letter and in Exhibit C hereto.

Capitalized terms used but not defined herein have the meaning assigned to such terms in the Transaction Description and the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”).

1.
Commitments.

In connection with the foregoing, KLIM is pleased to advise you of its commitment to provide 100.0% of the Facility upon the terms and subject solely to the conditions set forth in this commitment letter (including the Term Sheets and other attachments hereto, this “Commitment Letter”).

2.
Information.

You hereby represent that (with respect to information relating to the Target Parties, to the best of your knowledge) (a) all written factual information (other than the Projections, forward looking information and information of a general economic or industry specific nature) (the “Information”) that has been or will be made available to us by you, the Target Parties, the Sponsor or any of your or their representatives on your behalf in connection with the transactions contemplated hereby, when taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates provided thereto) and (b) the Projections and other forward looking information that have been or will be made available to us by you, the Builder Parties, the Sponsor or any of your or their respective representatives on your behalf in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to us; it being understood by KLIM that such Projections are as to future events and are not to be viewed as facts, such Projections are subject to significant uncertainties and contingencies and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, such differences may be material, and that no assurance can be given that the projected results will be realized.  You agree that, if at any time prior to the date that is 60 days after the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect (to the best of your knowledge with respect to Information and Projections and any forward looking information relating to the Builder Parties or the Target Parties) in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will use commercially reasonable efforts to promptly supplement the Information and the Projections so that such representations will be correct (to the best of your knowledge with respect to Information and Projections and any forward looking information relating to the Builder Parties or the Target Parties) in all material respects under those circumstances; provided that the obligations to supplement the Information and Projections under this sentence shall not in any event terminate prior to the Closing Date.  In committing to provide the Facility, KLIM will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof.

3.
Fees.

You agree to pay to us the fees relating to the Facility as set forth in the fee letter dated the date hereof and delivered herewith with respect to the Facility (the “Fee Letter”) on the terms and subject to the conditions set forth therein.

4.
Conditions Precedent.

KLIM’s obligation to fund and make effective its commitments in respect of the Facility (the date of such effectiveness, the “Closing Date”) are subject solely to (a) the execution and delivery by the Builder Parties of the definitive documentation with respect to the Facility on the terms set forth in the Term Sheet applicable to the Facility, consistent with the Documentation Precedent (as defined below) (the “Facility Documentation”) and (b) the satisfaction (or waiver) in all material respects of the conditions set forth in Exhibit C hereto, and upon satisfaction (or waiver) of such conditions, the effectiveness of the Facility (and KLIM’s commitments in respect thereof) and the funding of the Closing Commitment Amount (as defined in the Term Sheet) shall occur.  There are no conditions (implied or otherwise) to the commitments hereunder with respect to the Facility (or the obligation of KLIM to make the funding of the Closing Commitment Amount), and there will be no conditions (implied or otherwise) under the applicable definitive Facility Documentation on the Closing Date, including compliance with the terms of this Commitment Letter, the Fee Letter, the definitive Facility Documentation or any other agreement, other than the conditions expressly referred to in the previous sentence with respect to the Facility.  The “Documentation Precedent” shall mean the form templates for the Option Agreement, the Construction Agreement and the Multiparty Cross Agreement that KLIM and you have agreed to on or prior to the date hereof.

5.
Indemnification; Expenses; Limitation on Liability and Settlement.

(a) Indemnification and Expenses.

You agree (a) to indemnify and hold harmless KLIM and its affiliates, and the respective officers, directors, employees, agents, controlling persons, members and representatives of each of the foregoing and their respective successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Transactions, the Facility, the use or intended use of the proceeds of the Facility or any related transaction or any actual or threatened claim, actions, suits, inquiries, litigation, investigation or proceeding (any such actual or threatened claim, actions, suits, inquiries, litigation, investigation or proceeding, a “Proceeding”) relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by you, your or the Target’s equity holders, Holdings, a Builder Party, a Target Party or any of their respective subsidiaries or affiliates, creditors or any other third party person or entity), and to reimburse each such Indemnified Person promptly upon demand for any reasonable documented out-of-pocket legal expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all Indemnified Persons, taken as a whole (and, if necessary, by a single firm of local counsel in each appropriate jurisdiction for all Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel with your prior consent (not to be unreasonably withheld or delayed), of another firm of counsel (and local counsel, if applicable) for such affected Indemnified Person)) and other reasonable documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing or in connection with the enforcement of any provision of this Commitment Letter or the Fee Letter; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to (A) losses, claims, damages, liabilities or related expenses (i) to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s controlled or controlling affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or representatives (collectively, with respect to an Indemnified Person or KLIM Related Party (as defined below), such Indemnified Person’s or KLIM Related Party’s “Related Persons”) (provided that each reference to “representatives” pertains solely to such representatives involved in the negotiation of this Commitment Letter), (ii) arising out of a material breach by such Indemnified Person (or any of such Indemnified Person’s Related Persons) of its obligations under this Commitment Letter (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (iii) arising out of any claim, actions, suits, inquiries, litigation, investigation or proceeding that does not involve an act or omission of you or any of your affiliates and that is brought by an Indemnified Person against any other Indemnified Person, (B) any settlement entered into by such Indemnified Person (or any of such Indemnified Person’s Related Persons) without your written consent (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that, notwithstanding clause (B), the foregoing indemnity will apply to any such settlement in the event that you were offered the ability to assume the defense of the action that was the subject matter of such settlement and elected not to assume such defense, or (C) any expenses of the type referred to in clause (b) of this sentence except to the extent such expenses would otherwise be of the type referred to in clause (a), and (b) regardless of whether the Closing Date occurs, to reimburse KLIM from time to time, upon presentation of a reasonably detailed summary statement, for all reasonable documented out-of-pocket expenses (including but not limited to Project Due Diligence Costs (as set forth in the Term Sheet), travel expenses and fees, disbursements and other charges of counsel identified in the Term Sheet and other local or special counsel (not identified in the Term Sheet) engaged by KLIM with respect to local jurisdictions or property-specific legal issues), in each case, incurred in connection with the transactions, documentation and diligence described herein.

(b) Settlements.

You shall not, without the prior written consent of each applicable Indemnified Person (which consent, except with respect to a settlement including a statement of the type referred to in clause (b) below, shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (a) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Proceedings, (b) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person and (c) includes customary confidentiality and non-disparagement agreements.

(c) Exculpation.

It is further agreed that KLIM shall have no liability to any person other than you, and you shall have no liability to any person other than KLIM and the Indemnified Persons in connection with this Commitment Letter, the Fee Letter, the Facility or the transactions contemplated hereby or thereby.  Neither KLIM, nor any of its affiliates, nor any of the respective officers, directors, employees, agents, controlling persons, members and representatives of each of the foregoing nor any of their respective successors and assigns (each, a “KLIM Related Party”) shall be liable for any damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems except to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of any such KLIM Related Party or any of its Related Persons.  None of the KLIM Related Parties or (except solely as a result of your indemnification obligations set forth above to the extent an Indemnified Person is found so liable) you, the Sponsor or any of your or its respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Facility or the transactions contemplated hereby or thereby.

(d) Survival.

The provisions of this Section 4 shall be superseded in each case by the applicable provisions contained in the definitive Facility Documentation, to the extent covered thereby, upon execution thereof and thereafter shall have no further force and effect.

6.
Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that we may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise.  We will not furnish confidential information obtained from you, the Sponsor, the Target or any of your or their representatives by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you or the Sponsor to other companies.  You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.

You further acknowledge and agree that (a) KLIM will act as an independent contractor and no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether we have advised or are advising you on other matters, (b) KLIM is acting solely as a principal and not as an agent of yours hereunder and KLIM, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of us, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that we are engaged in a broad range of transactions that may involve interests that differ from your interests and that we do not have any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (e) you waive, to the fullest extent permitted by law, any claims you may have against us for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we shall not have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

7.
Assignments; Amendments; Governing Law, Etc.

This Commitment Letter shall not be assignable by any party hereto (other than by you to the Builder or one of your domestic affiliates formed for the purpose of consummating the Transactions, in any case that will, after giving effect to the Transactions, (i) own (directly or indirectly) the Target or be a successor to the Target and (ii) be controlled by the Sponsor), without the prior written consent of each other party hereto (not to be unreasonably withheld) and any attempted assignment without such consent shall be null and void, is intended to be solely for the benefit of the parties hereto (and Indemnified Persons and KLIM Related Parties to the extent expressly provided for herein), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons and KLIM Related Parties to the extent expressly provided for herein).  Unless you otherwise agree in writing, KLIM shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date with respect to the Facility has occurred.  Any and all obligations of, and services to be provided by, each of us hereunder (including, without limitation, our commitments) may be performed and any and all of our rights hereunder may be exercised by or through any of our respective affiliates or branches, separate accounts within our control or investments funds under ours or our affiliates’ management and, in connection with such performance or exercise, we may, subject to Section 9, exchange with such affiliate or branches information concerning you and your affiliates that may be the subject of the transactions contemplated hereby and, to the extent so employed, such affiliates and branches shall be entitled to the benefits afforded to us hereunder and be subject to the obligations undertaken by us hereunder.

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.  Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The words “execution,” “signed,” “signature” and words of like import in this Commitment Letter relating to the execution and delivery of this Commitment Letter shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature to the extent and as provided in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

You acknowledge that information and documents relating to the Facility may be transmitted through Syndtrak, Intralinks, the internet, e-mail or similar electronic transmission systems, and that no Indemnified Person or any of its Related Persons shall be liable for any damages arising from the use by others of information or documents transmitted in such manner except to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of its Related Persons.  We may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as we may choose, and circulate similar promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise describing the names of the Builder and its affiliates (or any of them), and the amount, type and closing date of such Transactions, all at the expense of KLIM.  This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between us with respect to the Facility.  THIS COMMITMENT LETTER, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE IN ANY WAY TO THIS COMMITMENT LETTER, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW; provided, however, that (A) the interpretation of the definition of “Company Material Adverse Effect” (as defined in Exhibit C) and whether or not a Company Material Adverse Effect has occurred (in each case, to the extent applicable, solely for purposes of the conditions to effectiveness or funding of the Facility on the Closing Date), (B) the determination of the accuracy of any Target Representations (as defined in Exhibit C) and whether as a result of any inaccuracy thereof Holdings has the right (taking into account applicable cure provisions) to terminate its obligations under the Merger Agreement (in accordance with the terms of the Merger Agreement) as a result of a breach of such representations in the Merger Agreement and (C) whether the Merger has been consummated on the terms described in the Merger Agreement shall, in each case, be governed by, and construed in accordance with, the Laws (as defined in the Merger Agreement) of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

8.
Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such action or proceeding shall be brought, heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any such New York State or Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us at the respective addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

9.
Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

10.
Confidentiality.

This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter and its terms or substance or the Fee Letter and its terms or substance, shall be disclosed, directly or indirectly, by you to any other person except (a) to the Investors, prospective Investors and to your and their respective officers, directors, employees, attorneys, agents, accountants, advisors, controlling persons and equity holders who are directly involved in the consideration of this matter on a confidential basis or (b) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding or otherwise as required by applicable law or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities (in which case you agree to inform us promptly thereof to the extent permitted by law); provided that you may disclose this Commitment Letter and the contents hereof (but not the Fee Letter or the contents thereof other than pursuant to clause (i) below and only if redacted in a manner reasonably satisfactory to KLIM) (i) to the Target and its subsidiaries and their respective officers, directors, employees, attorneys, agents, accountants, advisors, controlling persons, creditors and equity holders who are directly involved in the consideration of this matter, in each case on a confidential basis; provided that, for the avoidance of doubt, the Target may disclose this Commitment Letter and the contents hereof in connection with any required filings with the Securities and Exchange Commission or any equivalent regulatory authority in applicable foreign jurisdictions or to any regulatory authority having jurisdiction over the Target (but not the Fee Letter), (ii) in any public or regulatory filing in each case relating to the Transactions and/or the Facility, (iii) in connection with any consent solicitation or tender offer with respect to the Target’s indebtedness, (iv) to the extent such information becomes publicly available other than by reason of improper disclosure by you or your Related Persons in violation of any confidentiality obligations hereunder; provided, further that the foregoing restrictions shall cease to apply after the Closing Date.

We shall use all non-public information received by or on behalf of us and our affiliates in connection with this Commitment Letter and the transactions contemplated hereby solely for the purposes of negotiating, evaluating and consulting on the transactions contemplated hereby and providing the services that are the subject of this Commitment Letter and shall treat confidentially, together with the terms and substance of this Commitment Letter and the Fee Letter, all such information; provided, however, that nothing herein shall prevent us from disclosing any such information (a) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case we shall promptly notify you, in advance, to the extent permitted by law), (b) upon the request or demand of any regulatory or self-regulatory authority having or asserting jurisdiction over us or our respective affiliates (in which case, except with respect to any audit or examination conducted by bank accountants or any governmental, regulatory, or self-regulatory authority exercising examination or regulatory authority, we shall promptly notify you, in advance, to the extent reasonably practical and permitted by law), (c) to our affiliates and to our and our affiliates’ respective officers, directors, employees, controlling persons, legal counsel, independent auditors, professionals and other experts or agents (collectively, “Representatives”) who need to know such information and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential (and each of us shall be responsible for our respective Representatives’ compliance with this paragraph), (d) to any of our respective affiliates and their Representatives (provided that any such affiliate or Representative is advised of its obligation to retain such information as confidential, and each of us shall be responsible for our respective affiliates’ and their Representatives’ compliance with this paragraph) to be utilized solely in connection with rendering services or providing commitments to you or the Builder in connection with the Transactions, (e) to the extent any such information becomes publicly available other than by reason of disclosure by us, our respective affiliates or any of our respective Representatives in breach of this Commitment Letter, (f) to the extent that such information is received by us from a third party that is not, to our knowledge, subject to confidentiality obligations owing to you, the Sponsor, the Target or any of your or their respective affiliates or related parties, (g) to the extent that such information is independently developed by us, (h) to the extent that such information was already in our possession prior to any duty or other undertaking of confidentiality entered into in connection with the Transactions, or (i) in connection with any required filings with the Securities and Exchange Commission or any equivalent regulatory authority in applicable foreign jurisdictions or to any regulatory authority having jurisdiction over KLIM.  The provisions of this paragraph shall automatically terminate and be superseded by the confidentiality provisions to the extent covered in the definitive Facility Documentation upon the initial funding thereunder and shall in any event automatically terminate two years following the date of this Commitment Letter.  Please note that we and our affiliates do not provide tax, accounting or legal advice.  Notwithstanding any other provision herein, this Commitment Letter does not limit the disclosure of any tax strategies to the extent required by applicable law.

11.
Surviving Provisions.

The survival, reimbursement, indemnification, limitation on liability, settlement, absence of fiduciary relationship, confidentiality, information, jurisdiction, governing law and waiver of jury trial provisions contained herein and in the Fee Letter and the provisions of Section 6 of this Commitment Letter shall remain in full force and effect in accordance with their terms notwithstanding the termination of this Commitment Letter or KLIM’s commitments hereunder and our agreements to perform the services described herein; provided that your obligations under this Commitment Letter and the Fee Letter, other than those provisions relating to confidentiality and provisions of Section 5 of this Commitment Letter, shall automatically terminate and be superseded by the definitive Facility Documentation, and you shall automatically be released from all liability in connection therewith at such time.  You may terminate this Commitment Letter and/or KLIM’s commitments with respect to the Facility hereunder at any time subject to the preceding sentence.

12.
PATRIOT Act Notification, etc.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”) and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), KLIM is required to obtain, verify and record information that identifies the Builder, which information includes the name, address, tax identification number and other information regarding the Builder that will allow KLIM to identify the Builder in accordance with the PATRIOT Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to KLIM.

13.
Acceptance and Termination.

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on May 12, 2025.  KLIM’s commitments hereunder, and our agreements to perform the services described herein, will expire automatically and without further action or notice and without further obligation to you at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence.  In the event that (i) the Closing Date does not occur on or before the date that is five business days after the Outside Date (as defined in the Merger Agreement as in effect on the date hereof and as it may be extended in accordance with the terms of the Merger Agreement as in effect on the date hereof), (ii) the Merger Agreement is terminated without the consummation of the Merger (as defined in the Transaction Description) having occurred, or (iii) the closing of the Merger occurs without the effectiveness of the commitments in respect of the Facility, then this Commitment Letter and KLIM’s commitments hereunder, and our agreements to perform the services described herein, shall automatically terminate with respect to the Facility without further action or notice and without further obligation to you unless we shall, in our discretion, agree to an extension.

[Remainder of this page intentionally left blank]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Merger.

Very truly yours,

KENNEDY LEWIS INVESTMENT MANAGEMENT, LLC

By:	/s/ Darren Richman
	Name:	Darren Richman
	Title:	Authorized Signatory

[Commitment Letter - Signature Page]

Accepted and agreed to as of the date first above written:

THE NEW HOME COMPANY INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

[Commitment Letter - Signature Page]

EXHIBIT A

Project Lakeland
$700 million Land Bank Facility
Transaction Description1

Holdings and Merger Sub intend to enter into the Merger Agreement with the Target. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Target, with the Target surviving such merger as a direct wholly-owned subsidiary of Holdings (the “Merger”).

Holdings will be controlled by investment funds, or affiliates of investment funds, advised, managed or controlled by Apollo Global Management, Inc. or its affiliates (collectively, the “Sponsor”) and, at the Sponsor’s election, certain co-investors arranged or designated by the Sponsor (collectively with the Sponsor, the “Investors”).

The term “Builder” means (i) prior to the Merger, Merger Sub and (ii) thereafter, the Target as the survivor of the Merger.

In connection with the Merger, it is intended that:

1.          the Investors will contribute, directly or indirectly, an amount (the “Equity Contribution”) to Holdings in the form of common equity, or other equity on terms reasonably acceptable to KLIM, in an aggregate amount that will equal at least $650 million;

2.          KLIM shall pay the Closing Commitment Amount (as defined in the Term Sheet) under the Facility as consideration for certain Properties (as defined in the Term Sheet), which proceeds, together with the proceeds from the Equity Contribution, shall finance the Merger;

3.          Holdings or one or more of its affiliates will (or will cause the Target to) make a “change of control” offer or other tender offer (the “Offer”) to each holder of the 11.0% senior notes due 2028 (the “2028 Notes”) and the 8.875% notes due 2029 (the “2029 Notes” and, together with the 2028 Notes, the “Notes”), conditioned upon the completion of the Merger, pursuant to which the offeror shall purchase any Notes validly tendered in the Offer;

4.          indebtedness under that certain Amended and Restated Credit Agreement, dated as of April 19, 2024, among the Target, Bank of America, N.A., as administrative agent, and the lenders party thereto will be repaid, prepaid, repurchased, redeemed, defeased or discharged or arrangements reasonably satisfactory to KLIM for such repayment, prepayment, repurchase, redemption, defeasance or discharge shall have been made (other than in respect of letters of credit that are either rolled into or back-stopped by letter(s) of credit issued under a credit facility of Holdings or cash collateralized by the Builder or its subsidiaries or contingent obligations not then due and payable) and all commitments thereunder will be terminated on or prior to the closing date of the Merger; and

5.          fees and expenses incurred in connection with the foregoing will be paid.

The Merger and the other transactions described in this Exhibit A are collectively referred to herein as the “Transactions”.

[1]	All capitalized terms used but not defined herein shall have the meanings assigned thereto in the Commitment Letter to which this Exhibit is attached or in the other Exhibits thereto.

Exhibit A-1

EXHIBIT B

Project Lakeland
$700 million Land Bank Facility
Summary of Principal Terms and Conditions2

SUMMARY OF TERMS: FACILITY

Facility:
KLIM and/or its affiliates (together, “KLIM”) shall acquire certain Properties (as defined below) from Builder and/or its subsidiaries and affiliates (a “Builder Party”) to complete various on-site and off-site related improvements, and grant a Builder Party an option to acquire homesites on such land (each, a “Homesite”) in accordance with a pre-determined acquisition schedule (the aforementioned transaction and related activities are hereinafter referred to as the “Facility”).

Facility Commitment Amount:
Up to $700 million in the aggregate, which consists of (i) up to $600 million (such amount as elected by the Builder) to be funded and made effective on the Closing Date (the “Closing Commitment Amount”) as consideration for the acquisition of Admitted Properties and (ii) up to $100 million that may be funded after the Closing Date for horizontal development costs.  Notwithstanding anything to the contrary contained herein, KLIM shall be required to fund the Closing Commitment Amount upon the satisfaction of the conditions set forth in Section 4 of the Commitment Letter.

Landbank Assets:
Effective as of the Closing Date, KLIM, through one or more affiliates, shall acquire real properties (including Properties acquired through a traditional “gap” closing or NY style closing (assuming such type of closing is customary in the applicable jurisdiction)) that have all discretionary entitlements (beyond the expiration of all applicable appeal periods) to include residential lots and perform the Work (as defined below) (each, a “Property” and collectively, the “Properties”) selected by KLIM with an aggregate Takedown Price (as defined below) no less than 105.25% of the Closing Commitment Amount (any such selected Property, an “Admitted Property”).

The “Properties” may be selected by KLIM from: (i) all residential lots owned by Target and its subsidiaries (including, without limitation, any wholly-owned direct or indirect subsidiary of Target, a “Target Party” and collectively, the “Target Parties”), and/or (ii) all residential lots owned by a Target Party on which vertical construction work has commenced (“WIP”).

Project Cross Defaulting:
Pursuant to the Multiparty Cross Agreement, Admitted Properties will be grouped into pools (each, a “Pool”) whereby a termination (other than as a result of KLIM default) of an Option Agreement or a Construction Agreement for a particular Admitted Property (a “Project”) will trigger KLIM’s right (but not the obligation) to terminate the Option Agreements or Construction Agreements on any other Projects in such Pool. Each Pool shall in all cases be structured to ensure that the Admitted Properties in such Pool are not consolidated onto Holdings or Builder’s balance sheet unless such requirement is waived by Holdings. As to any Pool, Builder’s Total Payment Obligation shall not exceed $20 million unless such requirement is waived by Holdings. There shall be a minimum of four (4) Projects in each Pool unless such requirement is waived by KLIM.  KLIM shall have the right to select assets within each Pool so long as the Total Payment Obligation of Builder is not exceeded. For purposes of the foregoing, “Total Payment Obligation” refers to the aggregate of the Initial Option Fee and the Termination Fee payments Builder has made, or is obligated to make, in connection with all Admitted Properties in a Pool.

[2]	All capitalized terms used but not defined herein shall have the meanings assigned thereto in the Commitment Letter to which this Term Sheet is attached or in the other Exhibits thereto.

Exhibit B-1

Project Due Diligence Costs:
Builder shall pay KLIM’s due diligence costs associated with the Properties (including KLIM’s due diligence costs associated with Properties that are ultimately not selected by KLIM).  Such due diligence costs shall include outside consultants, attorneys’ fees, market studies/appraisals, cost review, entitlement and title review and document preparation for each Project.

Governing Law:	New York.
Counsels to KLIM:	Akin Gump Strauss Feld & Hauer LLP, as corporate and financing counsel Cox Castle & Nicholson LLP, as land bank counsel

Exhibit B-2

SUMMARY OF TERMS: OPTION ARRANGEMENT

Option Term and Takedown Schedule:
No Option Term shall exceed 72 months (the “Maximum Term”). Each Option Agreement will grant the applicable Builder Party the option to acquire Homesites in multiple closings pursuant to the terms of the Option Agreement (each, a “Takedown”) in accordance with a pre-determined acquisition schedule delivered on the date hereof (each, an “Acquisition Schedule”) for the Takedown Price (as defined below).  During the period between the signing of the Merger Agreement and the Closing Date, Builder may, at its election, extend any Acquisition Schedule by up to 20%, so long as no such Acquisition Schedule exceeds the Maximum Term (each, a “Final Acquisition Schedule”), with each such Final Acquisition Schedule to be attached to each definitive Option Agreement executed at the Closing Date.

Takedown Price:
The takedown price for a particular Project shall equal the sum of (i) the acquisition price to be paid by KLIM or its affiliates (each, a “KLIM Party”) for the Property (i.e., the “Property Acquisition Cost” set forth in the applicable Option Agreement) (the “Land Acquisition Price”); provided that Land Acquisition Price for each Property shall be the closing book value allocated to such Project by Builder, (ii) the development costs reflected as the Contract Sum in the Construction Agreement (the “Land Development Budget”), and (iii) the Asset Management Fee (clauses (i) through (iii) collectively referred to as the “Takedown Price”).

Initial Option Fee:	Set forth in the Fee Letter.
Credit of Initial Option Fee:	Set forth in the Fee Letter.
Termination Fee:	Set forth in the Fee Letter.
Monthly Option Fee:	Set forth in the Fee Letter.
Asset Management Fee:	Set forth in the Fee Letter.
Minimum Project Return:	Set forth in the Fee Letter.
Takedown Deferrals:
With respect to each Project, Builder shall have the right to defer three (3) separate quarterly lot takedowns (each, a “Deferral”) beyond the dates set forth in each Final Acquisition Schedule.  A Deferral shall extend the timing of subsequent takedowns but in no event shall the Option Term be extended beyond the Maximum Term.  For any Project, Builder may not exercise two Deferrals in consecutive quarters if either of such Deferrals is the initial or final takedown. For any Project, Builder shall not exercise more than two Deferrals in consecutive quarters.

Exhibit B-3

SUMMARY OF TERMS: CONSTRUCTION AGREEMENT

Builder Work:
Builder or its contractor affiliate shall perform (or cause to be performed) the construction and installation of all improvements within and adjacent to the Homesites, sufficient to deliver finished Homesites, as more particularly described in each Construction Agreement as the “Work.” Builder shall supervise and direct the Work and shall be responsible for its completion.  Builder shall additionally be responsible for securing all required approvals, payment of taxes, and maintenance of insurance on the Homesites.
The Parent shall agree to the terms of each Construction Agreement as if all obligations were made by Parent directly to KLIM pursuant to the Joinder.

Costs / Fixed Price Contract:
KLIM shall pay the applicable Builder Party for its actual out-of-pocket development costs in an amount not to exceed the guaranteed contract sum (the “Contract Sum”). With respect to each Project, if the actual cost of completing the Work exceed(s) the Contract Sum for such Project, Builder shall be solely responsible for all costs and expenses required to complete the component(s) of the Work and otherwise to fulfill all of its obligations under the Construction Agreement without reimbursement by KLIM.

Excess Costs:
With respect to each Project, if at any time KLIM determines that the cost of the Work within any line item of the budget for such Project exceeds the portion of the Contract Sum disbursed for such line item, then Builder will be responsible for paying such overages on a line item basis.  Amounts budgeted for a Project may not be used for another Project.

Cost Savings:
With respect to each Project, if, after Contractor has completed the Work, the actual payments by KLIM under the Construction Agreement is less than the Contract Sum (the “Savings”), the Savings shall be allocated across all of the Homesites within such Project and (i) KLIM shall pay Builder the per/lot amount for all Homesites previously acquired by applicable Builder Party and (ii) such Builder Party shall receive a credit toward the purchase price of each remaining Homesite acquired by such Builder Party in the amount of the per/lot Savings.

Draw Schedule:	With respect to each Project, KLIM will fund budgeted costs on a monthly basis up to the Contract Sum in accordance with the provisions of the Construction Agreement for such Project.
Warranty:
Builder shall warrant to KLIM that the Work will be free from defects and the Work will conform to the requirements of the Facility Documentation; provided, however, that, with respect to each Project, the warranty period will expire (a) upon the expiration of any warranty period required by an approving authority as to any component of the Work within such Project to be transferred to an approving authority, and (b) one year following the earlier of (i) actual date of Completion of the Work for such Project or (ii) termination of the Construction Agreement for such Project.

Exhibit B-4

EXHIBIT C

Project Lakeland
$700 million Land Bank Facility
Conditions Precedent to Closing Date3

Except as otherwise set forth below, the funding of the Closing Commitment Amount under the Facility shall be subject solely to the following additional conditions precedent (which shall be satisfied or waived by KLIM prior to or substantially simultaneously or substantially concurrent with the other Transactions):

1.          The Merger shall be consummated substantially simultaneously or substantially concurrently with or prior to the Closing Date substantially on the terms described in the Merger Agreement, without giving effect to any amendment, waiver, consent or other modification thereof by Holdings that is materially adverse to the interests of KLIM, without the consent of KLIM; provided that KLIM shall be deemed to have consented to such amendment, waiver, consent or other modification unless KLIM shall object thereto within three (3) business days after notice of such proposed amendment, waiver, consent or other modification is delivered to KLIM. The Equity Contribution shall be made prior to, or substantially simultaneously or substantially concurrently with, the closing of the Merger.  The Target Representations shall be accurate to the extent that Holdings would not have the right (taking into account any applicable cure provisions) to terminate its obligations under the Merger Agreement (in accordance with the terms of the Merger Agreement) as a result of a breach of such representations in the Merger Agreement) or to decline to consummate the Merger.

2.          Since the date of the Merger Agreement, there shall have been no Effect that has or would reasonably expected to have a Company Material Adverse Effect (in each case, as defined in the Merger Agreement as in effect on the date hereof).

3.          All fees required to be paid on the Closing Date in respect of the Facility pursuant to the Commitment Letter and the Fee Letter and reasonable and documented out-of-pocket expenses required to be paid on such date pursuant to the Commitment Letter with respect to expenses, to the extent invoiced at least three business days prior to such date, shall, upon the closing of the applicable Facility, have been paid.

Notwithstanding anything in this Exhibit C, the Commitment Letter, the Term Sheet, the Fee Letter, the definitive Facility Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations (and related defaults) the making or accuracy of which shall be a condition to the availability and funding of the Facility on the Closing Date, as applicable, shall be such of the representations made by the Target with respect to the Target and its subsidiaries in the Merger Agreement as are material to the interests of KLIM (but only to the extent that Holdings has the right (taking into account any applicable cure provisions) to terminate its obligations under the Merger Agreement (in accordance with the terms of the Merger Agreement) as a result of a breach of such representations in the Merger Agreement) or to decline to consummate the Merger (the “Target Representations”) and (b) the terms of the definitive Facility Documentation shall be such that they do not impair the availability of the Facility on the Closing Date if the conditions set forth in this Exhibit C and in Section 4 of the Commitment Letter are satisfied or waived by KLIM.

[3]	All capitalized terms used but not defined herein shall have the meanings assigned thereto in the Commitment Letter to which this Exhibit C is attached or in the other Exhibits thereto.

Exhibit C-1